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                              December 20, 2022

       Cliff (Ming Hang) Chong
       Chief Financial Officer
       Globalink Investment Inc.
       1180 Avenue of the Americas, 8th Floor
       New York, NY 10036

                                                        Re: Globalink
Investment Inc.
                                                            Amendment No. 1 to
Form 10-K for the Fiscal Year Ended December 31, 2021
                                                            Filed December 5,
2022
                                                            File No. 001-4112

       Dear Cliff (Ming Hang) Chong:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2021

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, please revise your disclosure in future filings to include
disclosure that addresses how this fact could impact your ability to complete your initial
business combination. For instance, discuss the risk to investors that you may not be able to
complete an initial business combination with a U.S. target
                                                        company should the
transaction be subject to review by a U.S. government entity, such as the Committee on
Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose
that as a result, the pool of potential targets with which you could complete an initial
business combination may be limited. Further, disclose that the time necessary for
government review of the transaction or a decision to prohibit the transaction could
prevent you from completing an initial business combination and require you to liquidate.
Disclose the consequences of liquidation to investors, such as the losses
 Cliff (Ming Hang) Chong
Globalink Investment Inc.
December 20, 2022
Page 2
         of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.
2. We note that you filed amended Forms 10-K and 10-Q for the periods ended December
         31, 2021, March 30, 2022 and June 30, 2022 to restate your previously issued financial statements. Please also file an Item 4.02 8-K indicating that your previously issued financial statements, and related audit report, should no longer be relied upon.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Robert Telewicz,
Accounting Branch Chief at (202) 551-3438 if you have any questions.



FirstName LastNameCliff (Ming Hang) Chong                    Sincerely,
Comapany NameGlobalink Investment Inc.
                                                             Division of
Corporation Finance
December 20, 2022 Page 2                                     Office of Real
Estate & Construction
FirstName LastName